Prospectus                                      Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-51646

                                2,317,216 SHARES

                              COMPUTER MOTION, INC.

                                  COMMON STOCK

                             ----------------------

         This Prospectus relates to the sale of up to 1,670,382 shares of common stock by existing holders of warrants to buy our common stock. The shares may not be sold until the warrants are exercised. We will not receive any proceeds from the sale of the shares, but will receive proceeds from the exercise of the warrants before those sales. This Prospectus also relates to the sale of up to 646,834 shares of our common stock by certain of our stockholders.

         The selling stockholders, including warrant holders who exercise their warrants to purchase our common stock, may sell the shares from time to time in transactions in the Nasdaq-National Market, in negotiated transactions, or otherwise, of by a combination of these methods, at fixed prices that may be changed at market prices prevailing at the time of the sale, at prices related to such market prices or at negotiated prices. The selling stockholder may effect these transactions by selling shares to or through broker-deals, who may receive compensation in the form of discounts or commissions from the selling stockholders or from the purchasers of the shares for whom the broker-dealer, may act as an agent or to whom they may sell as a principal, or both. The Company will not receive any part of the proceeds from the sale of these shares. The selling stockholders and such broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in connection with such sales. The Company has agreed to bear all of the expenses in connection with the registration and sale of the shares (other than selling commissions and the fees and expenses of counsel or other advisors to the selling stockholders).

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

         Our common stock is listed on the Nasdaq - National Market under the symbol "RBOT." On November 30, 2000, the last reported sale price of our common stock was $3.875 per share.

                           --------------------------

              INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS.

                     SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                           --------------------------

                    This prospectus is dated January 2, 2001

                           --------------------------

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS                                    2

COMPANY OVERVIEW                                                              2

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS                                   4

USE OF PROCEEDS                                                               8

SELLING STOCKHOLDERS                                                          8

PLAN OF DISTRIBUTION                                                         13

INTERESTS OF NAMED EXPERTS AND COUNSEL                                       14

LIMITATION ON LIABILITY AND DISCLOSURE OF COMMISSION POSITION ON
  INDEMNIFICATION FOR SECURITIES ACT LIABILITIES                             14

WHERE YOU CAN FIND MORE INFORMATION                                          14

LEGAL MATTERS                                                                15

EXPERTS                                                                      15

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

         The information contained in or incorporated by reference in this prospectus discusses our plans and strategies for our business or state other forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," or "anticipates," or other variations thereof (including their use in the negative), or by discussions of strategies, plans or intentions. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements.

                                COMPANY OVERVIEW

         We develop, manufacture and market proprietary robotic and computerized surgical systems that are intended to enhance a surgeon's performance and centralize and simplify the surgeon's control of the operating room. Our offices are located at 130-B Cremona Drive, Goleta, CA 93117, our telephone number is
(805) 968-9600, and our internet address is http://www.computermotion.com.

         We believe that our products have the potential to revolutionize surgery and the operating room by providing surgeons with the precision and dexterity necessary to perform complex, minimally invasive surgical procedures, and by enabling surgeons to control critical devices in the operating room through simple verbal commands. We also believe that our products have the potential to broaden the scope and increase the effectiveness of minimally invasive surgery, improve patient outcomes and create a safer, more efficient and cost effective operating room.

         Traditionally, the vast majority of all surgeries have been open, requiring large incisions measuring up to 18 inches to access the operative site. Although this approach can be highly effective, it often results in significant trauma, pain and complications, as well as significant costs related to lengthy recovery periods for the patient. To reduce these negative factors, minimally invasive surgical techniques and related methods have been developed. Minimally invasive techniques are as effective as traditional open surgery while offering patients substantially reduced pain and trauma, shortened recovery periods and decreased overall patient care costs. While these benefits are significant, the minimally invasive approach presents challenges to surgeons, including the intricate reconstruction of patient tissue by suturing, delicate manipulation of small anatomical features and constrained access to, and limited visualization of, the operative site.

         Our vision is to bring the power of computers and robotics to the operating room to facilitate a surgeon's ability to perform complex surgical procedures and enable new, minimally invasive microsurgical procedures that are currently very difficult or impossible to perform. Our products are intended to provide better visualization and improved dexterity for the surgeon, particularly for minimally invasive techniques.

         We currently market AESOP, a surgical robot that moves an endoscope in response to a surgeon's verbal commands. AESOP operates similarly to a human arm and eliminates the need for a member of a surgical staff to manually control the endoscope, while providing a more stable and sustainable endoscopic image. The Company estimates that over 60,000 minimally invasive procedures have been successfully assisted by AESOP in over 400 hospitals and surgery centers around the world.

         Our product development strategy is intended to leverage AESOP's broad-based technology platform, and lead to a family of products that improve the control of devices in the operating room and enable new minimally invasive surgical procedures. To centralize and simplify control of the operating room, we are developing the HERMES(TM) Control Center for the voice control of other medical devices in the operating room. The ZEUS(TM) Robotic Surgical System enables new minimally invasive microsurgery procedures, such as endoscopic coronary artery bypass.

         The modernization of the operating room has resulted in numerous medical devices that aid a surgeon, but also increase the complexity and costs of the operating room. In many instances, these devices are manually controlled and monitored by someone other than a surgeon in response to a surgeon's spoken commands and request for status. The HERMES Control Center is designed to enable a surgeon to directly control multiple operating room devices, including the Company's AESOP, through simple verbal commands. HERMES provides standardized visual and digitized voice feedback to a surgical team. We believe that the enhanced control and feedback provided by HERMES can improve safety, increase efficiency, shorten procedure times and reduce costs. Ten 510(k) submissions relating to HERMES have been cleared by the United States Food and Drug Administration (FDA).

         Our ZEUS Robotic Surgical System is designed to improve a surgeon's ability to perform complex surgical procedures and enable new, minimally invasive microsurgical procedures that are currently impossible or very difficult to perform. We believe that ZEUS will improve a surgeon's dexterity and precision and enhance visualization of, and access to, confined operative sites. We believe that new surgical procedures performed with ZEUS can, like currently available minimally invasive procedures, result in reduced pain and trauma, fewer complications, and shortened recovery periods and will increase the number of patients qualified for certain surgical procedures. We have completed feasibility clinical trials for both ZEUS-based tubal reanastomosis procedures and ZEUS-based cardiac procedures under Investigational Device Exemptions and are currently enrolling patients.

Based upon a series of meetings with the FDA in May 2000, we submitted applications for Investigational Device Exemptions approval to commence multi-center pivotal ZEUS-based laparoscopic and cardiac clinical trials in the United States. On July 11, 2000, we were notified by the FDA that the ZEUS system would be cleared for market under the 510(k) premarket notification process instead of the longer premarket approval process. The FDA has approved commencement of pivotal randomized control trials for Coronary Artery Bypass, Thorocoscopic surgery, and General Laparoscopic surgery. The company has initiated a feasibility clinical trial in which ZEUS is used in mitral valve repair and replacement surgery and are enrolling patients.

                   RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

         We are in a rapidly changing industry that involves a number of risks, some of which are beyond our control. A number of these risks are highlighted below. These risks could affect our actual future results and could cause them to differ materially from any forward-looking statements we have made.

WE HAVE A HISTORY OF LOSSES, EXPECT TO INCUR LOSSES IN THE FUTURE AND MAY NEVER ACHIEVE PROFITABILITY.

         From our formation, we have incurred significant losses. Further, we expect to incur additional losses as we increase spending for research and development efforts, clinical trials, manufacturing capacity and sales force improvement. As a result, we will need to generate significant revenues to achieve and maintain profitability. We can not assure you that we will ever achieve significant commercial revenues, particularly from sales of our HERMES or ZEUS product lines, both of which are still under development, or that we will become profitable. It is possible that we may encounter substantial delays or incur unexpected expenses related to the market introduction and acceptance of HERMES and ZEUS, or any future products.

         Our growth and operating results could be impaired if we are unable to meet our future capital requirements.

         We believe that our current cash balances and the proceeds from the exercise of the warrants will allow us to fund our operations through December 31, 2001. However, we may require substantial working capital to fund our business after December 31, 2001 and will need to raise additional capital. It is anticipate that additional funding, as needed, to support operations through and after December 31, 2001 will be obtained from the following sources: current cash balances, the proceeds from the exercise of the warrants, the issuance of additional debt or equity securities and the negotiation of a new credit facility. We cannot assure you that additional capital will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations would be significantly limited. Our business, results of operations and financial conditions would be materially adversely affected by any such limitation.

         The various elements of our business and growth strategies, including our introduction of new products, the expansion of our marketing distribution activities and obtaining regulatory approval or market acceptance will require additional capital. If we are unable to raise additional necessary capital in the future, we may be required to significantly curtail our operations or obtain funding through the relinquishment of significant technology or markets.

OUR SUCCESS RELIES ON FUTURE PRODUCTS WHICH MAY NOT OBTAIN REGULATORY APPROVAL OR MARKET ACCEPTANCE.

         We anticipate that ZEUS will comprise a substantial majority of our sales in the future. ZEUS has not yet achieved regulatory clearance and is currently undergoing clinical evaluation in FDA-approved clinical studies conducted under an Investigational Device Exemption. Accordingly, our future success depends on the successful development, regulatory clearance or approval, commercialization and market acceptance of this product. Even if we are successful in obtaining the necessary regulatory clearances or approvals for ZEUS, its successful commercialization will depend upon our ability to demonstrate the clinical safety and efficacy, ease-of-use, reliability and cost-effectiveness of these products in a clinical setting. We can not assure you that the FDA will allow us to conduct further clinical trials or that ZEUS will prove to be safe and effective in clinical trials under United States or international regulatory requirements. It is also possible that we may encounter problems in clinical testing that cause a delay in or prohibit commercialization of ZEUS. Moreover, the clinical trials may identify significant technical or other obstacles to overcome prior to obtaining necessary regulatory or reimbursement approvals, resulting in significant additional product development expense and delays. Even if the safety and efficacy of procedures using ZEUS is established, surgeons may elect not to recommend the use of these products for any number of reasons, including inadequate levels of reimbursement. Broad use of our products will require significant surgeon training and practice, and the time and expense required to complete such training and practice could adversely affect market acceptance.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION.

         Our products in the United States are regulated as medical devices by the FDA. The process of obtaining United States regulatory approvals and clearances is lengthy, expensive and uncertain. Commercial distribution of our products in foreign countries is also subject to varying government regulations which could delay or restrict marketing of our products in those countries. In addition, such regulatory authorities may impose limitations on the use of our products. We have obtained the CE mark for all of our products which means these products can be sold in all the member countries of the European Union. Our manufacturing operations are subject to the FDA's Quality System Regulations and similar regulations in other countries regarding the manufacturing, testing, labeling, recordkeeping and storage of devices and the failure to maintain compliance would have an adverse effect on our operations.

WE ENCOUNTER INTENSE COMPETITION IN OUR INDUSTRY.

         The minimally invasive surgery market has been, and will likely continue to be, highly competitive. Many competitors in this market have significantly greater financial resources and experience than us. Many medical conditions that can be treated using our products, particularly ZEUS, can also be treated by pharmaceuticals or other medical devices and procedures. Many of these alternative treatments are widely accepted in the medical community and have a long history of use. In addition, technological advances with other procedures could make such therapies more effective or less expensive than using our products and could render our products obsolete or unmarketable. We can not be certain that physicians will use our products to replace or supplement established treatments or that our products will be competitive with current or future technologies.

ACCEPTANCE OF OUR PRODUCTS WILL BE SUBJECT TO LIMITATIONS ON THIRD-PARTY REIMBURSEMENT.

         In the United States, we anticipate that our products will be acquired primarily by medical institutions which then bill various third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans for the healthcare services they provide their patients. Government agencies, certain private insurers and certain other payors generally reimburse hospitals for medical treatment at a fixed rate based on schedules established by the Health Care Finance Administration. We believe that the procedures using our products will be eligible for reimbursement under existing reimbursement schedules. However, Medicare and other third-party payors are increasingly scrutinizing whether to cover new products and the level of reimbursement. Even if a procedure is covered by such schedules, payors may deny reimbursement if they determine that the device used in the treatment was unnecessary, inappropriate, not cost-effective, experimental or used for a non-approved indication. Many international markets have government managed healthcare systems that control reimbursement for new products and procedures. In most markets, there are private insurance systems, as well as governmental managed systems, that control reimbursement for new products and procedures. Market acceptance of our products may depend on the availability and level of reimbursement in international markets we target. We can not be certain that we will obtain reimbursement in any country within a particular time, or at all.

WE DEPEND ON PATENTS AND PROPRIETARY TECHNOLOGY TO PROTECT OUR TECHNOLOGY.

         Our success will depend, in part, on our ability to obtain and maintain patent protection for our products, to preserve our trade secrets, and to operate without infringing the proprietary rights of others. We seek to protect our proprietary positions by filing United States and foreign patent applications related to our technology, inventions and improvements that are important to the development of our business. We cannot be certain that our issued patents or any patents that may be issued will not be challenged, invalidated or circumvented in the future. Further, it is possible that our competitors, many of which have substantially more resources than us and have made substantial investments in competing technologies, will apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or internationally. We can not assure you that we will not become subject to patent infringement claims or litigation.

         On May 10, 2000, we filed a patent infringement lawsuit against Intuitive Surgical Inc. alleging that certain products of Intuitive infringe our patents. We cannot assure you that we will prevail in this lawsuit. On June 30, 2000, Intuitive answered our complaint and filed a counterclaim alleging non-infringement of each patent-in-suit, patent invalidity and unenforceability. We cannot assure you that we would be successful in defending against such claims. Furthermore, the prosecution of this lawsuit, and the defense against any claims Intuitive may make, may be costly in both legal fees and management time.

OUR INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCT
DEVELOPMENT.

         The market for our products is characterized by rapidly changing technology and new product introductions and enhancements. Our success will depend to a significant extent upon our ability to enhance and expand the utility of our products so that they gain market acceptance. We maintain research and development programs to continually improve and refine our current product offerings and develop new products. We can not assure you that we will be successful in identifying, developing, manufacturing and marketing new products or enhancing our existing products on a timely or cost-effective basis. Moreover, we may encounter technical problems in connection with our product development efforts that could delay the introduction of new products or product enhancements.

WE NEED TO EXPAND OUR MARKETING DISTRIBUTION ACTIVITIES.

         We anticipate significantly increasing the number of sales personnel to more fully cover our target markets, particularly as we expand our product offerings. It is possible we will be unable to compete effectively in attracting, motivating and retaining qualified sales personnel. We currently intend to market and sell our products outside the United States and Europe principally through distributors. In order to accomplish this, we will be required to expand our distributor network. We may not be able to identify suitable distributors or negotiate acceptable distribution agreements. Any such distribution agreements may not result in significant sales.

OUR DIRECTORS AND OFFICERS OWN A SUBSTANTIAL PERCENTAGE OF OUR STOCK.

         Our present directors and executive officers beneficially own approximately 30% of the Company's outstanding common stock. These Stockholders, acting together, have the ability to significantly influence the election of the Company's directors and other Stockholder actions and, as a result, direct the operation of our business, including delaying or preventing a proposed acquisition of the Company.

WE DEPEND ON A FEW KEY PERSONNEL.

         Our future business and operating results depend in significant part on our key management, scientific, technical and sales personnel, many of whom would be difficult to replace, and future success will depend partially upon our ability to retain these persons and recruit additional qualified management, technical, marketing, sales, regulatory, clinical and manufacturing personnel. Competition for such personnel is intense, and we may have difficulty in attracting or retaining such personnel.

OUR OPERATING RESULTS WILL VARY.

         Our results of operations may vary significantly from quarter to quarter depending upon numerous factors, including the following: (i) delays associated with the FDA and other regulatory clearance and approval processes;
(ii) healthcare reimbursement policies; (iii) timing and results of clinical trials; (iv) demand for our products; (v) changes in pricing policies by us or our competitors; (vi) the number, timing and significance of our competitors' product enhancements and new products; and (vii) product quality issues.

THE PRICE OF OUR STOCK WILL VARY.

         The market price of our common stock is likely to be volatile and may be affected by: (i) actual or anticipated decisions by the FDA with respect to approvals or clearances of our or our competitors' products; (ii) actual or anticipated fluctuations in our operating results; (iii) announcements of technological innovations; (iv) new commercial products announced or introduced by us or our competitors; (v) changes in third party reimbursement policies;
(vi) developments concerning our or our competitors' proprietary rights; (vii) conditions and trends in the medical device industry; (viii) governmental regulation; (ix) changes in financial estimates by securities analysts; and (x) general stock market conditions.

WE DEPEND ON INDEPENDENT CONTRACT MANUFACTURERS AND HAVE ONLY LIMITED MANUFACTURING EXPERIENCE.

         We rely on independent contract manufacturers, some of which are single source suppliers, for the manufacture of the principal components of AESOP. Shortages of raw materials, production capacity constraints or delays on the part of our contract manufacturers could negatively affect our ability to ship products and derive revenue. We do not have experience manufacturing our products in commercial quantities. Our manufacturing experience to date has been focused primarily on assembling components produced by third party manufacturers for AESOP. Our manufacturing activities to date with respect to HERMES and ZEUS have consisted primarily of manufacturing a limited number of products. In scaling up manufacturing of new products, we may encounter difficulties involving quality control and assurance, component availability, adequacy of control policies and procedures, lack of qualified personnel and compliance with FDA's Quality System Regulations requirements. We may elect to internally manufacture components currently provided by third parties or to implement new production processes. We can not assure you that manufacturing yields or costs will not be adversely affected by a transition to in-house production or to new production processes if such efforts are undertaken.

WE ARE SUBJECT TO PRODUCT LIABILITY CLAIMS.

         We face an inherent business risk of financial exposure to product liability claims in the event that the use of our products results in personal injury or death. We also face the possibility that defects in the design or manufacture of our products might necessitate a product recall. It is possible that we will experience losses due to product liability claims or recalls in the future. We currently maintain product liability insurance with coverage limits of $5,000,000, but future claims may exceed these coverage limits.

WE NEED TO CONTROL AND EFFECTIVELY MANAGE OUR GROWTH.

         Our growth will continue to place significant demands on our management and resources. In order to compete effectively against current and future competitors, prepare products for clinical trials and develop future products, we believe we must continue to expand our operations, particularly in the areas of research and development and sales and marketing. It is likely that we will be required to implement additional operating and financial controls, hire and train additional personnel, install additional reporting and management information systems and expand our physical operations. Our future success will depend, in part, on our ability to manage future growth and we can not assure you that we will be successful.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares.

                              SELLING STOCKHOLDERS

         Between November 6, 1995 and June 2, 1997, we issued warrants to purchase an aggregate of 1,657,919 shares of our common stock, of these 1,252,652 have an exercise price of $4.57 per share and 405,267 have an exercise price of $7.71 per share. On August 31,2000, we offered our existing holders an incentive to exercise their warrants. For all warrants exercised prior to September 22, 2000, we granted an additional five year warrant for 55% of the total warrants exercised by participating warrant holders. Warrants totaling 657,332 shares of common stock were exercised and new five year warrants totaling 361,530 shares were granted at an exercise price of $9.178 per warrant. Daniel Dorian, a member of our Board of Directors, exercised two warrants for an aggregate of 58,690 shares of common stock and received a new warrant to purchase 32,280 of common stock. Yulun Wang, Chief Technical Officer, Executive Vice President and member of our Board of Directors, exercised a warrant for an aggregate of 3,391 shares of common stock and received a new warrant to purchase 2,162 shares of common stock. Robert W. Duggan, our Chief Executive Officer and Chairman of our Board of Directors exercised a warrant for an aggregate of 245,685 shares of common stock and received a new warrant to purchase 149,388 shares of common stock. Pursuant to the registration statement of which this prospectus is a part, we are registering an aggregate of 1,670,385 shares of our common stock for resale by our warrant holders.

         We have also issued an aggregate of 646,834 shares of our common stock in separate and unrelated private transactions. On June 29, 2000 we issued 594,891 shares of common stock to certain selling stockholders at an offering price per share of $7.669. Included in the June 29, 2000 offering we issued 271,371 shares to Mr. Duggan and 260,790 shares to Patricia Duggan upon the conversion of a $3 million Convertible Promissory Note we issued to Mr. Duggan on March 31, 2000 and additional cash contribution of $1,032,812. Pursuant to the terms of the Note, the conversion price per share was to be derived from the price per share of the next private placement of our securities, or $7.669. Mr. Duggan beneficially owns 9.952% of our common stock. On October 24, 2000, we issued 49,753 shares of our common stock to Mueller International with an aggregate value of $396,780 as compensation for certain services provided by Mueller in connection with that certain Marketing Database Development, Creative Consulting and Top Accounts Management Program Agreement, dated August 30, 2000. From October 11, 2000 to November 11, 2000, we issued 2,190 shares of our common stock to Michael Chan with an aggregate value of $16,882 as compensation for certain services provided by Mr. Chan in connection with that certain Business Consulting Agreement, dated September 22, 2000. In connection with the above referenced private offerings and the issuance of Mr. Duggan's Note, we agreed to register the shares purchased by the selling stockholders and issued upon the conversion of the Note. All of the new warrants, the shares of common stock to be issued upon conversion of the new warrants and all of the common stock issued in the above referenced private placements were and shall be issue in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933.

         The following table sets forth certain information with respect to the selling stockholders and the beneficial ownership of Common Stock by them before and after this offering as of November 30, 2000.

         The following table sets forth the following information as of November 30, 2000:

         o  names of the selling stockholders;

         o number of shares of common stock beneficially owned by each selling stockholder;

         o  number of shares each selling stockholder may offer to sell; and

         o number of shares of common stock beneficially owned by each selling stockholder upon completion of this offering, assuming all of the offered shares are sold.

         Other than as set forth in the footnotes to the table below, none of the selling stockholders has or during the past three year has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

         As of November 30, 2000, we had 10,101,149 shares of common stock outstanding. For purposes of computing the number and percentage of shares beneficially owned by each selling stockholder as of November 30, 2000, only shares which such stockholder has the right to acquire on or before January 26, 2000 are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder.

                                              SHARES OWNED   SHARES BEING         SHARES OWNED
                                             BEFORE OFFERING  OFFERED(1)        AFTER OFFERING(2)
                                             --------------- ------------     ----------------------
NAME                                            NUMBER          NUMBER          NUMBER       PERCENT   NOTE
----                                         ------------     -----------     ----------     -------   ----
Andrews, Harold Wayne Jr.                          7,131          5,186          1,945         --
Arington, Brian and Renee                            128             64             64         --
Arington, Marita                                   1,945          1,945              0         --
Arington, Michael, as custodian for
  Alyssa Arington                                     64             64              0         --
Arington, Richard                                  1,945          1,945              0         --
Arington Richard and Marita                        2,593          2,593              0         --
Assiter, Shanna                                    1,231          1,231              0         --
Barber, William                                   16,509         16,379            130         --
Beheko Corp, Attn: Charles Barlow                194,910        163,790         31,120         --
Ben, Christopher A.                                  648            648              0         --
Ben, Mike S.                                         648            648              0         --
Bennett, J.C.                                      1,363          1,363              0         --
Bermant, Jeffrey C.                                6,483          6,483              0         --
Blazon Profit Sharing                            266,286        205,641         60,645         --
Braswell: Laura Burnam Braswell &
  Ann Bennett                                      3,241          3,241              0         --
Buntz, Mark Alan                                   3,241          3,241              0         --
Cannon, Peter A.                                   3,890          1,945          1,945         --
Carlson: California Central Trust Bank
  TTEE Craig Carlson #1050184743                   2,106          1,053          1,053         --
Chan, Michael                                     18,786          8,673         10,113         --
Chavarria, Greg J.                                 4,537          4,537              0         --
Chewakin, Bradley & Kathleen                         828            414            414         --
Chewakin, Kathleen as custodian for
  Eric Lee Chewakin                                  128             64             64         --
Chewakin, Kathleen as custodian for
  Reed Chewakin                                      128             64             64         --

                                              SHARES OWNED   SHARES BEING         SHARES OWNED
                                             BEFORE OFFERING  OFFERED(1)        AFTER OFFERING(2)
                                             --------------- ------------     ----------------------
NAME                                            NUMBER          NUMBER          NUMBER       PERCENT   NOTE
----                                         ------------     -----------     ----------     -------   ----
Cohn: California Central Trust Bank
  TTEE Lawrence Cohn: #1050184761                  2,106          1,053          1,053         --
Community Investment Partners II, L.P.
  (CIP II, L.P.) Attn: Dan Burkhardt              68,364         57,156         11,208         --
Doiron, Daniel R. and Pamela G.,
  as joints tenants                               64,915         64,915              0         --      (A)
Doiron Family Trust                                8,038          8,038              0         --
Doiron, Paul R. and Peggy                         30,983         24,500          6,483         --
Dorr, Frederick Charles Dorr and Emily
  Jean Hass Revocable Trust                        6,483          6,483              0         --
Dorr, Turtle Trust #2 c/o Emily Hass Dorr         25,387         25,387              0         --
Duggan, Patricia                                 409,054        270,838        138,216       1.37%
Duggan, Robert W.                              1,226,867        476,688        750,179       7.43%     (B)
Dunne, Caren L.                                    4,538          4,538              0         --
Dunne, James D.                                   12,966          6,483          6,483         --
Evans, Donald and Diana                            1,296            648            648         --
Feuchter: California Central Trust Bank
  TTEE Bruce Feuchter #1050184789                  2,685          1,632          1,053         --
Frydman: California Central Trust Bank
  TTEE Ben Frydman #1050184798                     2,106          1,053          1,053         --
Gale: California Central Trust Bank
  TTEE Paul Gale #1050184805                       2,106          1,053          1,053         --
Ghodoussi, Modjtaba and Maryam Fetrossi            9,827          9,827              0         --
Glenn, Paul F. Glenn Revocable Trust,
  Paul F. Glenn Trustee                           20,097         20,097              0         --
Goodman: California Central Trust Bank
  TTEE Rich Goodman #1050184814                    2,106          1,053          1,053         --
Heftel, Cecil                                     51,866         25,933         25,933         --
Heftel, Richard Heftel Living Trust
  dated Jan 9, 1996                               25,932         12,966         12,966         --
Hower, Thomas R.                                  21,241         21,241              0         --
Ilvento, Joseph P., MD., Judy C. Dean,
  MD., Inc. Money Purchase Pension Plan           25,387         25,387              0         --
Ireland:California Central Trust Bank
  TTEE John Ireland #1050184565                      648            324            324         --
Jones, Iain                                        5,067          5,067              0         --
Jurkowitz, Morris M.                              40,000         40,000              0         --
Laby: Jordan M. Laby & Sandra Laby
  Trustees of the of the Laby Family
  Trust dated November 10, 1997                   35,112         12,966         22,146         --
Laby: Todd Mitchell Laby                           1,516          1,296            220         --
Lamey, Bryan A.                                    5,315          5,315              0         --
Lincoln American Investment, Inc.
  Attn: Paul Hopler                               49,999         49,999              0         --

                                              SHARES OWNED   SHARES BEING         SHARES OWNED
                                             BEFORE OFFERING  OFFERED(1)        AFTER OFFERING(2)
                                             --------------- ------------     ----------------------
NAME                                            NUMBER          NUMBER          NUMBER       PERCENT   NOTE
----                                         ------------     -----------     ----------     -------   ----
Mauerman, George S.                               95,820         95,820              0         --
Mauerman, George S. Trustee for
  Adrien M Mauerman Testamentary Trust            14,587         14,587              0         --
Mauerman, George W.                                3,241          3,241              0         --
Mauerman, William D.                               8,298          8,298              0         --
Mitchell, Frank Louis                              3,241          3,241              0         --
Meuller                                           49,753         49,753              0
Murphy: California Central Trust Bank
  TTEE John Murphy #1050184912                     2,685          1,632          1,053         --
Perez, Roberto J. and Danna                        1,296          1,296              0         --
Plucknett, Knoland James Plucknett
  Revocable Trust, Knowland James
  Plunkett Trustee                                25,933         25,933              0         --
Rauth: California Central Trust Bank
  TTEE William Rauth #1050185387                   1,053          1,053              0         --
RGRJ Venture Fund II, L.L.C.                      58,879         58,879              0         --
Ruehle, Gregory J.                                 6,520          6,520              0         --
Sanders, Jeff Barbaro & Brenda Gail                8,026          5,076          2,950         --
Schaaf: California Central Trust Bank
  TTEE K,C, Schaaf #1050184958                     2,685          1,632          1,053         --
Shields, Michael                                   6,520          6,520              0         --
Slatkin, Reed                                    106,327         32,417         73,910         --
Stradling, Yocca, Carlson & Rauth
  Investment partnership of 1982                   6,483          6,483              0         --
Stuart: California Central Trust Bank
  TTEE Bruce Stuart #1050184994                    2,977          1,053          1,924         --
Wang, Gene and Leslie                             50,774         50,774              0         --
Wang, Yulun and Susan                            929,595          6,093        923,502       9.14%     (C)
Whalen: California Central Trust Bank
  TTEE Robert Whalen #1050185029                   2,106          1,053          1,053         --
Wiggins, Stephen                                 268,155        268,155              0         --
Wilson, Stephen                                   50,246         50,246              0         --
Yocca: California Central Trust Bank
  TTEE Nick E.Yocca #105018047                     2,106          1,053          1,053         --
Zhang, Pei Lun                                     3,260          3,260              0         --
                                               ---------      ---------      ---------      -----
TOTALS                                         4,411,342      2,317,216      2,094,126      20.73%
                                               =========      =========      =========      =====

-------------
(A)  Daniel R. Doiron, PhD has been a director for over the past three years.

(B) Robert W. Duggan is Chief Executive Officer and has been a director for over the past three years.

(C) Yulun Wang,PhD is the Chief Technical Officer and has been a director for over the past three years.

(1) Includes shares issuable upon exercise of warrants by the selling stockholders. The warrants range in exercise price of $4.57 per share to $7.71 per share. None of the shares stated in the table as Shares Being Offered will be sold in this offering unless the warrants are first exercised and the related exercise price is paid to the Company by the selling stockholders.

(2)  Assumes all shares offered under this prospectus are sold.


 *   Represents less than 1% of the outstanding shares of Common Stock.

                              PLAN OF DISTRIBUTION

         The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of the shares of common stock offered hereby on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o    privately negotiated transactions;

         o    short sales;

         o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

         o    a combination of any such methods of sale; and

         o    any other method permitted pursuant to applicable law.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser, in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We have agreed to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         We will file a supplement to this prospectus when a selling stockholder notifies us that a donee or pledgee intends to sell more than 500 shares of our common stock.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

         Members of Stradling Yocca Carlson & Rauth own, in the aggregate approximately 12,325 shares of common stock of the Company and warrants to purchase 19,443 additional shares of Common Stock. All of such warrant shares may be sold in this offering.

LIMITATION ON LIABILITY AND DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Our bylaws provide for indemnification of our directors and officers to the fullest extent permitted by law. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the Company's Certificate of Incorporation, as amended, bylaws and the Delaware General Corporation Law, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all the shares.

         o Our annual report on Form 10-K for the fiscal year ended December 31, 1999;

         o Our quarterly report on Form 10-Q/A for the period ended September 30, 2000;

         o Our definitive proxy statement filed pursuant to Section 14 of the Exchange Act in connection with our June 15, 2000 Annual Meeting of Stockholders;

         o The description of our common stock contained in our Registration Statement on Form S-1, Registration No. 333-29505 filed pursuant to the Securities Act of 1933, as amended, including any amendment or reports filed for the purpose of updating such description.

         You can request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                              Computer Motion, Inc.
                               130-B Cremona Drive
                                Goleta, CA 93117
                                 (805) 685-3729

         You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

         This prospectus constitutes (i) part of a Registration Statement we filed with the SEC (Registration No. 333-51646) (ii) part of a Registration Statement on Form S-3, No. 333-44274, effective September 3, 2000, and (iii) part of a Registration Statement of Form S-3, No. 333-37406, effective May 31, 2000. That registration statement and the exhibits filed along with the registration statement contain more information about the shares sold by the selling stockholders. Because information about contracts referred to in this prospectus is not always complete, you should read the full contracts which are filed as exhibits to the registration statement. You may read and copy the full registration statement and its exhibits at the SEC's public reference rooms or their web site.

                                 LEGAL MATTERS

         Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California, has issued an opinion about the legality of the common stock being offered by this prospectus.

                                    EXPERTS

         The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.